
Mail Stop 3561

November 16, 2016

Via E-mail
Deborah Thomas
Chief Executive Officer
Croe, Inc.
11650 South State St., Ste. 240
Draper, Utah 84020

> **Re:** **Croe, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2016**
> **File No. 333-214187**

Dear Ms. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2015 letter.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover page

2. We note your disclosure on the cover page that the selling stock holders will sell their shares of your common stock at a price of $0.05 per share until your common stock is quoted on the OTC Markets quotation service. If you intend to seek to have the price of your securities quoted in an over-the-counter marketplace, we would not object to disclosure that the selling stockholders will sell the offered securities at that fixed price

until the price of your shares is quoted on the OTCQX or OTCQB marketplace or on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. However, your disclosure should not suggest that the selling stockholders will vary from the disclosed fixed price if the price of your securities is quoted in some other over-the-counter marketplace. Please revise your disclosure here and throughout your prospectus as appropriate.

3.   We note your statement that "this prospectus relates to the exchange and resale of shares of Common stock of CROE ...." (emphasis added) Your registration statement does not appear to make any other reference to a share exchange. Please revise your registration statement as appropriate.

Forward Looking Statements, page 1

4.   Please remove the reference to the Private Securities Litigation Reform Act as the safe harbor provided by the Act does not apply to initial public offerings.

Prospectus Summary, page 2

5.   Please revise this section, if true, to include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction. We note the disclosure on page 19.

Financial Summary, page 3

6.   Please revise your disclosure to provide the balance sheet information for the nine months ended September 30, 2016 and the income statement information for the year ended December 31, 2014 in addition to the periods currently disclosed.

Directors, Executive Officers, Promoters…, page 13

7.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors individually should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

8.   Please disclose the business experience of Elliott Polatoff since May 2013. Refer to the requirements of Item 401(e) of Regulation S-K.

9.   Please disclose the business experience of Deborah Thomas from July 2012 through December 2013.

Certain Relationships and Related Transactions, page 14

10.   Please revise to indicate the amount of initial funds provided by Deborah Thomas to the company for the 10,000,000 founders shares issued on December 2, 2013. Also quantify

the amount of consideration for the services provided to the company in connection with the issuance of the founder's shares.

11.   Please revise to combine the disclosure in Certain Relationships and Related Transactions sections on page 14 and page 26.

12.   Please revise to indicate the value of the services provided by Elliott Polatoff for the 50,000 shares and the value of the services provided by John Thomas for the 15,000 shares noted on page 27.

Description of Business, page 19

13.   Please clarify the current status of the development of your product, such as whether you have developed and tested a prototype and the nature of such tests. We note your statement that you have found fabrics.

Management's Discussion & Analysis, page 23

14.   Please provide a description of your plan of operation including a discussion of your plans to develop your business through to revenue generation, including when you intend to commence manufacturing activities and your plans to finance these activities.

Certain Relationships and Related Transactions, page 26

15.   Please reconcile the disclosure in this section with the disclosure elsewhere in your filing regarding related advances on page 2 and 19, legal fees and other related party disclosure in your financial statement footnotes on page 40. Disclose the approximate dollar value of the amount involved in each transaction. See Item 404(d)(1) of Regulation S-K.

16.   Please identify the related party with who you entered the lease agreement for office space.

Market for Common Equity and Related Stockholder Matters, page 27

17.   Please revise to clarify what tier of the OTC Markets the company intends to have its stock quoted.

Executive Compensation, page 29

18.   Please tell us why you did not include the consulting fees paid to Elliott Polatoff in 2016 in the table.

Part II

Recent Sales of Securities, page 43

19.   Please tell us when you filed the Form D referenced in this section.

Signatures

20.   Please identify each capacity in which your officers are signing the registration statement including the person who is acting as your principal financial officer and your controller or principal accounting officer.

Exhibits

Exhibit 5.1

21.   We note the reference to shares being issued in the share exchange; however, the registration statement does not appear to reference any such exchange. Please clarify. Also, clarify the number of issued shares to which the opinion relates. Finally, revise the opinion to provide consent to filing the opinion as an exhibit to the registration statement.

Exhibit 23.1

22.   Your independent auditor´s consent refers to the audit report dated October 20, 2016 on your financial statements as of and for the years ended December 31, 2015 and 2014. However, we note that the audit report included on page 33 of your S-1 is dated October 18, 2016. Please have your independent auditor provide a currently dated consent which references the correct audit report date.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: John D. Thomas, Esq.
      John D. Thomas, P.C.